02054765

AH
12/17/02

SEC RECEIVED ... NOV 29 2002 ... WASH, D.C. 180 SECTION

TC 12/12/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33729

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Forsyth Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

243 North Lindbergh Blvd., Ste. 301
(No. and Street)

St. Louis (City) Missouri (State) 63141 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hugh V. Murray (314) 997-7488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gill, Gruettemeyer & Co., LLC
(Name – *if individual, state last, first, middle name*)

14615 Manchester Road, Suite 203 (Address) Manchester (City) Missouri (State) 63011 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 23 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Hugh V. Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Forsyth Securities, Inc., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Hugh V Murray
Signature

President
Title

S. Higginbotham
Notary Public

S. HIGGINBOTHAM
Notary Public – Notary Seal
State of Missouri
County of St. Louis
My Commission Expires 10/31/2003

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~XXXXXXXXXXXXXXXXXX~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORSYTH SECURITIES, INC.

COMPARATIVE FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
WITH
INDEPENDENT AUDITORS' REPORT
FOR THE YEARS ENDED
SEPTEMBER 30, 2002 AND 2001

FORSYTH SECURITIES, INC.

TABLE OF CONTENTS

GILL, GRUETTEMEYER & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS

LAFAYETTE PROFESSIONAL BUILDING
14615 MANCHESTER RD., SUITE 203
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
GREGORY B. GILL, C.P.A.
JO ANN BIGGS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of Forsyth Securities, Inc.

We have audited the accompanying statements of financial condition of Forsyth Securities, Inc. (a Missouri corporation), as of September 30, 2002 and 2001, and the related statements of income and retained earnings, cash flows and changes in stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with U.S.A. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Forsyth Securities, Inc. as of September 30, 2002 and 2001, and the results of its operations, cash flows and changes in stockholders' equity, for the years then ended in conformity with U.S.A. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gill Gruettemeyer & Co. LLC

St. Louis, Missouri
November 14, 2002

TEL: (636) 394-1025 FAX: (636) 394-6929 email: gillcpa@aol.com

EXHIBIT A

FORSYTH SECURITIES, INC.

COMPARATIVE STATEMENTS OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2002 AND 2001

	2002	2001
ASSETS		
Cash	$ 84,992	$ 124,431
Cash deposit with clearing brokers	31,127	30,822
Receivable from clearing brokers	25,770	39,066
Receivable from commission brokers	19,831	7,449
Equipment at cost less accumulated depreciation of $101,408 for (2002) and $93,225 for (2001)	14,864	23,047
Other assets	26,000	26,000
TOTAL ASSETS	**$ 202,584**	**$ 250,815**
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$ 28,861	$ 4,362
Brokers escrow payable	26,152	34,601
Clearing brokers payable	7,787	7,285
Commissions payable	6,995	19,686
Accrued incentive payments	--	--
Accrued administrative expenses	10,405	28,557
TOTAL LIABILITIES BEFORE SUBORDINATED BORROWINGS	**80,200**	**94,491**
COMMITMENTS AND CONTINGENT LIABILITIES		
SUBORDINATED BORROWINGS	**57,000**	**24,000**
STOCKHOLDERS' EQUITY		
Common stock, par value $1.00, authorized 30,000 shares, issued and outstanding 3,666 shares (2002) and 1,150 shares (2001); held in treasury 1,334 shares (2002) and 3,850 shares (2001).	5,000	5,000
Additional paid-in capital	74,755	32,650
Cost of treasury shares	(371)	(961)
	79,384	36,689
Preferred stock - non-convertible par value $100, authorized 1,000 shares, issued and outstanding 994.685 shares (2002) and (2001); held in treasury 195.646 shares (2002) and (2001)	119,033	119,033
Cost of treasury shares	(23,477)	(23,477)
	95,556	95,556
Retained earnings (deficit)	(109,556)	79
TOTAL STOCKHOLDERS' EQUITY	**65,384**	**132,324**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 202,584**	**$ 250,815**

The accompanying Notes to Financial Statements
are an integral part of this statement

EXHIBIT B

FORSYTH SECURITIES, INC.

COMPARATIVE STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002	2001
REVENUES		
Commissions	$ 620,130	$1,285,276
Interest	2,198	5,758
Management fees	11,893	13,708
Research fees	--	30,417
Miscellaneous	9,480	1,180
TOTAL REVENUES	**643,701**	**1,336,339**
OPERATING EXPENSES		
Administrative salaries	48,314	125,368
Commissions and incentive payments	291,299	626,969
Clearing fees	104,349	213,929
Phones	11,913	20,555
Building rental and maintenance	88,400	68,034
Office and quote equipment rental	49,196	81,711
Insurance and bond premiums	18,456	18,788
Regulatory fees	6,210	7,574
Office expense and depreciation	28,812	48,734
Professional fees	83,687	32,865
Payroll taxes	22,700	61,735
TOTAL OPERATING EXPENSES	**753,336**	**1,306,262**
INCOME (LOSS) FROM OPERATIONS	**(109,635)**	**30,077**
MANAGEMENT BONUS (Note 2)	0	(21,681)
INCOME (LOSS) BEFORE INCOME TAXES	**(109,635)**	**8,396**
INCOME TAXES (Note 2)	--	--
NET INCOME (LOSS)	**(109,635)**	**8,396**
RETAINED EARNINGS (DEFICIT), BEGINNING OF YEAR	79	(8,317)
RETAINED EARNINGS (DEFICIT), END OF YEAR	**$ (109,556)**	**$ 79**

The accompanying Notes to Financial Statements
are an integral part of this statement

EXHIBIT C

FORSYTH SECURITIES, INC.

COMPARATIVE STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	Increase/(Decrease) In Cash 2002	2001
OPERATIONAL CASH FLOWS:		
Net Income (Loss)	$(109,635)	$ 8,396
Adjustments to reconcile net income to net cash provided (used) in operating activities:		
Depreciation	8,183	5,003
Changes in working capital asset and liability items:		
Assets:		
Cash deposit with clearing brokers	(305)	130
Receivable from clearing brokers	13,296	72,793
Receivable from firm's commission brokers	(12,382)	(4,617)
Prepaid costs	--	300
Lease Deposit	--	(7,000)
Total	8,792	66,609
Liabilities:		
Accounts payable	24,499	670
Broker escrow payable	(8,449)	6,770
Clearing brokers payable	502	(16,649)
Commissions payable	(12,691)	(39,066)
Accrued incentive payments	--	(16,936)
Accrued administrative expenses	(18,152)	(34,944)
Total	(14,291)	(100,155)
NET CASH PROVIDED (USED) BY OPERATIONS	**(115,134)**	**(25,150)**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Payments for equipment - net	--	(28,050)
Investment in NASD Stock	--	(18,900)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITY:	**--**	**(46,950)**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Common treasury stock purchased	(40)	--
Common treasury stock sold	42,735	17,290
Preferred stock issued	--	5,800
Subordinated borrowings	33,000	24,000
NET CASH PROVIDED (USED) BY FINANCING ACTIVITY	**75,695**	**47,090**
NET CASH INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(39,439)**	**(25,010)**
BEGINNING CASH AND CASH EQUIVALENTS	**124,431**	**149,441**
ENDING CASH AND CASH EQUIVALENTS	**$ 84,992**	**$ 124,431**

The accompanying Notes to Financial Statements
are an integral part of this statement

EXHIBIT D

FORSYTH SECURITIES, INC.

COMPARATIVE STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	COMMON STOCK	ADDITN'L PAID IN CAPITAL	COST OF COMMON TREAS. SHARES	PRE-FERRED STOCK	COST OF PREFD. TREAS. SHARES	RETAINED EARNINGS/ (DEFICIT)	TOTAL
Balance, September 30, 2000	$5,000	$15,392	$(993)	$113,233	$(23,477)	$ (8,317)	$ 100,838
Common treasury Stock sold	--	17,258	32	--	--	--	17,290
Preferred stock Issued for cash	--	--	--	5,800	--	--	5,800
Net income for the year ended, September 30, 2001	--	--	--	--	--	8,396	8,396
Balance, September 30, 2001	$5,000	$32,650	$(961)	$119,033	$(23,477)	$ 79	$ 132,324
Common treasury							
Stock purchased	--	--	(40)	--	--	--	(40)
Stock sold	--	42,105	630	--	--	--	42,735
Net (loss) for the year ended, September 30, 2002	--	--	--	--	--	(109,635)	(109,635)
Balance, September 30, 2002	$5,000	$74,755	$(371)	$119,033	$(23,477)	$(109,556)	$ 65,384

The accompanying Notes to Financial Statements
are an integral part of this statement

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

1. ORGANIZATION AND NATURE OF BUSINESS

Forsyth Securities, Inc. (the "Company") is a registered broker/dealer under the Securities Exchange Act of 1934. The Company was organized on January 9, 1985 the date of issue of the Certificate of Incorporation by the Secretary of the State of Missouri and commenced operations in June 1986. The Company's customers are located principally in the St. Louis, Missouri area.

The Company (an introducing broker) clears its customer transactions through First Clearing Corporation a division of First Union Capital Markets Company, or RBC Dain Rauscher, Inc. (formerly RPR Clearing Services), Members, New York Stock Exchange, on a fully disclosed basis. The clearing brokers will deduct from commissions due the Company a clearing fee for their services, based on the number of shares traded and a charge by the exchange, on which the trade is executed. The Company is also obligated to maintain good faith cash deposit accounts with its clearing brokers. First Clearing Corporation requires the Company to calculate the deposit balance, using its adjusted net capital, volume and mix of business products. The balance at September 30, 2002 and 2001 was $26,127 and $25,822 respectively. RBC Dain Rauscher, Inc. requires the Company to maintain a good faith deposit of $5,000. Claims against the Company, not otherwise resolved within 5 days notice to the Company, may be charged to these deposit accounts by the clearing brokers, if commissions, due the Company, on hand are inadequate to settle the claim. The clearing brokers, upon termination of this agreement, may, at their discretion, retain the deposit account for their protection for up to one year. These funds maintained with the clearing brokers are at risk, uninsured and un-collateralized.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization Cost

Costs to incorporate were capitalized and have been fully amortized.

Revenue Recognition

Commissions on options, securities and other financial products marketed by the Company are recorded gross on notice of the amount from the clearing broker on a trade date basis.

Estimates and Assumptions

Management uses estimates and assumptions in preparing these financial statements in accordance with U.S.A. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Broker Compensation:

Monthly Commission Payout

Commissions paid to brokers are an agreed upon percentage based on cleared business or packaged products and the broker's status with the Company. The broker also earns a ticket bonus determined by applying an ascending rate that increases with the dollar value of the ticket. Brokers are allowed to receive payments in advance of earned commissions. At September 30, 2002 of the $19,831 receivable from commission brokers, approximately $4,200 was offset by escrow payable and the remaining balance was collectable from future commissions.

Quarterly Commission Payout

The Company also pays a quarterly commission on the second payday of the quarter. This payout will be determined by multiplying the broker's production by a fixed percent. The payout is contingent upon the Company's profitability.

Escrow Accounts

Brokers agree to fund contingent liability escrow accounts. These accounts are funded by setting aside 2% of the gross commission, net of clearing fees, from every trade. If no potential liabilities are pending at the end of a quarter, the broker receives 10% of their escrow account balance.

Management Bonus

The Company stockholders' passed by resolution a management compensation plan (revised 1999). Under the plan the Company's president receives a minimum monthly salary. In addition the Company also pays a quarterly bonus. The bonus payments for a fiscal year are not to exceed a gross amount of $100,000 before income taxes. The plan further stipulates that the bonus payments are to be paid 20% in preferred stock and 80% in cash.

For the years ended September 30, 2002 and 2001 the Company president received approximately $0 and $21,600 in bonus payments under the plan.

Cash And Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains cash and cash equivalent balances at several financial institutions. Accounts at banks are insured by the Federal Deposit Insurance Corporation up to $100,000. At September 30, 2002, none of the Company's bank account balances exceeded these limits.

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other Assets

Included in other assets is 1,500 shares common stock issued by the NASDAQ Stock Market, Inc. at a cost of $18,900. Currently the stock trades on the bulletin board in a range of $8.50 to $12.00 per share. The Company's intent is to hold the investment.

Depreciation

Depreciation is computed using accelerated methods over estimated useful lives of three to seven years.

Capital Stock - Common Stock

All of the capital stock of the Company was purchased by Company management from E.L. VanDeventer and Co., Inc., its parent, pursuant to a stock purchase agreement dated September 1, 1988. As of September 30, 1988, 1,000 shares of the 5,000 shares purchased had been transferred to the purchasers. The remaining 4,000 shares were held in the Company treasury at September 30, 1988. In November, 1988, 50 treasury shares were sold, and repurchased in fiscal year 1990. The Company sold 20 shares of Treasury Stock in fiscal 1991. The Company did not issue or repurchase any of its common shares during fiscal year 2000 and sold 130 treasury shares during fiscal year 2001. In 2002, the Company purchased 4 restricted common shares and sold 2,520 treasury shares.

Preferred Stock - Non Convertible (Restricted)

The Company created a class of preferred shares at a special meeting of the shareholders in March 1990. The shares may be issued to brokers, who own common shares. The Company also entered into an agreement with non-common shareholder brokers, for whom the Company holds escrowed credits. These brokers are permitted to convert up to 90% of their escrowed balances into $100 par value non-certificate preferred shares of the Company. Dividends are payable based on the Company's profitability. Shares may be called at 120% of par at the end of any calendar quarter (See Note 3).

Income Taxes

The Company's accumulated operating losses, net of carry back provisions, of approximately $8,300 was used to offset taxable income for the year ended September 30, 2001. The net operating loss incurred in fiscal year 2002 will be carried forward.

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

3. RELATED PARTY TRANSACTIONS

Subordinated Borrowing

The Company's president entered into subordinated loan agreements dated September 30, 2002 and September 30, 2001. In addition, the president has also agreed to provide the Company with additional subordinated loans to fund the cost of litigation.

For fiscal years ended September 30, 2002 and 2001 loans in the amount of $33,000 and $24,000, with interest at 5% per annum were made. Principal and interest are payable at maturity four (4) years after date of issue.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Stockholders' Equity

Common Stock (Unrestricted and Restricted)

The Company has had unrestricted common stock offerings (USO) during its current and prior fiscal years to current unrestricted common shareholders. The Company's president elected to participate in the offerings and has accumulated a majority interest. The remaining unrestricted common shares outstanding are held by a former officer/employee of the Company.

The Company also has restricted common stock shareholders who have acquired certain voting rights. These shareholders have a duty to break a tied vote that may arrive between the two principal unrestricted common stockholders, by voting their shares on the deadlocked issue. The sales price and transferability of these shares is restricted.

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

3. RELATED PARTY TRANSACTIONS (continued)

Stockholders' Equity

Preferred Stock

Preferred shares issued to unrestricted common shareholders under the management bonus program and the shares issued by agreement to brokers with escrow credits net of redemptions follows:

	Balance September 30, 2002		Balance September 30, 2001	
	Number of Shares	Dollar Amount	Number of Shares	Dollar Amount
Bonus Program:				
Balance beginning of year	857.000	$85,700	799.000	$79,900
Issued during the year	--	--	58.000	5,800
Redeemed during the year	--	--	--	--
Balance end of year	857.000	85,700	857.000	85,700
Escrow Exchange:				
Balance beginning of year	137.685	13,769	137.685	13,769
Issued during the year	--	--	--	--
Called @ 120% of Par value	--	--	--	--
Balance end of year	137.685	13,769	137.685	13,769
Call premium prior years	--	(3,913)	--	(3,913)
Total Preferred	**994.685**	**$95,556**	**994.685**	**$95,556**

Building Rentals

The Company leased office space from the father of one of its principal stockholders on a month-to-month basis that ended in July 2001. Payments for the year ended September 30, 2001 amounted to $30,414 including $7,518 for maintenance and common area usage.

4. LEASE COMMITMENTS

The Company's current office lease, dated April 30, 2001 is for three years beginning June 1, 2001. For the fiscal years ended September 30, 2002 and 2001, the Company incurred annual rent of $88,400 and $32,520 respectively.

Future minimum annual rentals for the fiscal years 2003 and 2004 are $89,675 and $60,350, respectively.

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum dollar net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2002 and 2001, the Company had adjusted net capital of $65,904 and $102,134, which were $15,904 and $52,134, in excess of its required minimum dollar net capital of $50,000. The Company's net capital ratio at September 30, 2002 and 2001 was 1.217 and .925 to 1.

6. EMPLOYEE BENEFITS

The Company on October 1, 1991 adopted a plan to provide employees of the Company a choice between cash and certain non-taxable employee benefits. The plan is written in accordance with Internal Revenue Code Section 125. The Company, commencing October 1, 1991, contributes up to $75.00 per month per employee. Approximately 14 employees participate in the plan. Some payroll tax savings will be achieved because of the pre-tax feature of the plan. The plan is administered by an employee committee, which approves payments. Officer employees of the Company who have a significant investment in the Company are not permitted to be a member of the committee as agreed upon with the Company's self-regulatory authority.

7. BUSINESS VOLUME

One stockbroker with a large retail commission business and 90% of the brokers in the Institutional Department left the Company in the third quarter of the fiscal year ended September 30, 2001. This caused a decrease in total commission income as well as the related payroll expenses. In fiscal year 2002, the Company closed the Institutional Trading Department.

8. PROFESSIONAL FEES

A former officer of the Company has filed suit against the Company and its president individually. The suit initially was filed in the Circuit Court of St. Louis County. The court granted the Company's motion to force NASD arbitration and has stayed the lawsuit pending arbitration. The Company has also filed a counter claim against the former officer. Counsel has not advised as to the outcome of these actions nor provided an estimate of the financial impact on the Company. Arbitrators have been appointed and the arbitration is scheduled to commence in early 2003. Legal fees of approximately $73,000 and NASD arbitration fees of approximately $9,000 have been included in professional fees expense for the fiscal year ended September 30, 2002 and legal fees of approximately $24,000 have been included for the fiscal year ended September 30, 2001. Unpaid legal fees of approximately $25,000 are reported as accounts payable for the year ended September 30, 2002.

SUPPLEMENTARY INFORMATION

Schedule 1

FORSYTH SECURITIES, INC.

COMPUTATION OF ADJUSTED NET CAPITAL
FOR THE YEAR ENDED SEPTEMBER 30, 2002 AND 2001

	2002	2001
OWNERSHIP EQUITY		
Capital stock and paid in excess	$ 79,384	$ 36,689
Preferred stock	95,556	95,556
Retained earnings (deficit)	(109,556)	79
Total Ownership Equity	65,384	132,324
Subordinated Borrowings	57,000	24,000
Total Capital and Allowable Subordinated borrowings	**122,384**	**156,324**
DEDUCTIONS FROM CAPITAL		
Receivable from firm's employees in excess of escrow	15,616	3,150
Prepaid costs	100	100
Fixed assets	14,864	23,047
Lease deposit	7,000	7,000
NASD Stock	18,900	18,900
Securities hair cuts-money market account	--	1,993
Total Deductions	**56,480**	**54,190**
Adjusted Net Capital	**$ 65,904**	**$ 102,134**
AGGREGATE INDEBTEDNESS	**$ 80,200**	**$ 94,491**
AGGREGATE INDEBTEDNESS AS A PERCENT OF ADJUSTED NET CAPITAL	**121.69%**	**92.52%**
AGGREGATE INDEBTEDNESS		
Accounts payable	$ 28,861	$ 4,362
Firm's broker escrow payable	26,152	34,601
Clearing brokers payable	7,787	7,285
Commissions payable	6,995	19,686
Accrued incentive payments	--	--
Accrued administrative expenses	10,405	28,557
Total	**$ 80,200**	**$ 94,491**
Minimum dollar net capital	$ 50,000	$ 50,000
Adjusted net capital	65,904	102,134
Excess of Net Capital Over Requirement	**$ 15,904**	**$ 52,134**
Six and two-thirds (6-2/3%) of aggregate indebtedness	$ 5,347	$ 6,299
Adjusted net capital	65,904	102,134
Excess of Net Capital at 1500%	**$ 60,557**	**$ 95,835**

Schedule 2

FORSYTH SECURITIES, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION
FOR THE YEAR ENDED SEPTEMBER 30, 2002 and 2001

	2002	2001
Net capital at September 30,	$ 65,904	$102,134
Net capital shown on most recent un-audited Focus part IIA filing	65,886	102,134
Difference (decrease)/increase	**$ 18**	**$ --**

	2002	2001
The difference between net capital at September 30, 2002 and net capital as shown on the most recent Focus part IIA filing results from:		
Federal and state income tax for fiscal year September 30, 2001 paid and expensed in current fiscal year - reduction to expense	$ 17	$ --
Rounding	1	--
Total difference increase net capital	**$ 18**	**$ --**

Schedule 3

FORSYTH SECURITIES, INC.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2002 AND 2001

An exemption to the possession or control requirements of Rule 15c3-3 is claimed under Section (k) (2) (ii):

> In that all customer monetary and security receipts by the firm are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through First Clearing Corporation a division of First Union Capital Markets Company, or RBC Dain Rauscher, Inc., Members, New York Stock Exchange, on a fully disclosed basis.

GILL, GRUETTEMEYER & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS

LAFAYETTE PROFESSIONAL BUILDING
14615 MANCHESTER RD., SUITE 203
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
GREGORY B. GILL, C.P.A.
JO ANN BIGGS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Forsyth Securities, Inc.

In planning and performing our audit of the comparative financial statements and supplemental schedules of Forsyth Securities, Inc. (the Company), for the year ended September 30, 2002, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the comparative financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. **Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities,** we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

TEL: (636) 394-1025 FAX: (636) 394-6929 email: gillcpa@aol.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S.A. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Geo. Gruetzner & Co, LLC

St. Louis, Missouri
November 14, 2002